December 11, 2012

Writer’s Direct Number:
011-52-461-618-3555

Writer’s Email Address:
daniel.salazar.ferrer@bachoco.net

BY EDGAR Ms. Linda Cvrkel Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405 Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-33030

Dear Ms. Cvrkel:

Industrias Bachoco, S.A.B. de C.V., (the “Company”) has received the Staff’s comment letter dated November 28, 2012 concerning the above-referenced filing on Form 20-F (the “2011 20-F”). On behalf of the Company, I advise you as follows regarding your comments as noted below:

Item 3. Key Information
A. Selected Financial Data

1.
Please revise future filings to also include disclosure of your basic and diluted earnings per share as determined in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A of Form 20-F.

Ms. Linda Cvrkel
United States Securities And Exchange Commission

Response to Comment No. 1

In response to the Staff’s comment and after reviewing the guidance outlined in Instruction 2 to Item 3.A of Form 20-F, the Company advises the Staff that it will revise future filings to disclose this information.

The following sets forth a breakdown of net income per basic and diluted share, for each of the following periods:

In Mexican Pesos	2009	2010	2011
Net income per basic and diluted share	Ps. 1.31	Ps. 3.29	Ps. 1.96

Major Shareholders, page 45

2.
We note from the disclosure on page 45 of the Form 20-F that the Robinson Bours family owns 82.75% of the total shares outstanding of the Company. Please revise the notes to the Company’s financial statements to disclose the existence of this control relationship.  Refer to the disclosure requirements outlined in ASC 850-10-50-6.

Response to Comment No. 2

In response to the Staff’s comment, below please find a proposal for Note (18) Stockholders’ Equity to the Company’s financial statements to be included in future filings:

The Robinson Bours family owns the 82.75% of the total shares outstanding of the Company. They have established two Mexican trusts (“Control Trust” and “Family Trust”) that together held 496,500,000 Shares outstanding as of the date of these financial statements.

The following table sets forth the Company’s main shareholders as of December 31, 2011:

	Shares	Position (%)	Country
Control Trust	312,000,000	52.00	Mexico
Family Trust	184,500,000	30.75	Mexico
Royce & Associates LLC	19,653,228	3.3	U.S.
Fidelity Management & Research Co.	12,000,000	2.0	U.S.
River Road Asset Management LLC	9,826,488	1.6	U.S.
Tradewinds Global Investor LLC	6,023,016	1.0	U.S.

Ms. Linda Cvrkel
United States Securities And Exchange Commission

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 26
Operating Income and EBITDA

3.
We note the presentation of the non-GAAP measures EBITDA result and EBITDA margin in the table and discussion on pages 28 and 29 of the Form 20-F. Please revise your disclosure of these non-GAAP measures in future filings to comply with the guidance outlined in Item 10(e) of Regulation S-K. In this regard, your disclosure should be revised to present the most directly comparable Mexican FRS measure (or other relevant GAAP or IFRS measure) and should include a reconciliation of the non-GAAP measure to most directly comparable Mexican FRS measure (or other relevant GAAP or IFRS measure). Your revised disclosure should also explain why management believes the presentation of the measure provides useful information to investors regarding your results of operations or liquidity and should disclose the additional purpose if any that the registrant’s management uses the non-GAAP measure. Refer to the guidance outlined in General Instruction C(e) of Form 20-F and Item 10(e) of Regulation S-K.

Response to Comment No. 3

In response to the Staff’s Comment, the Company has reviewed the guidance outlined in General Instruction C(e) of Form 20-F and Item 10(e) of Regulation S-K and presents below its reconciliation of EBITDA and EBITDA margin under Mexican FRS as well as an explanation of why the Company believes the presentation of these measures provides useful information to investors regarding its results of operations:

The body of generally accepted accounting principles is commonly referred to as “GAAP.”  For this purpose, a non-GAAP financial measure is generally defined by the SEC as a numerical measure of a company’s historical or financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement f income, balance sheet or statement of cash flows (or equivalent statements) of the company; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

The Company discloses in this annual report the so-called non-GAAP financial measures, EBITDA result and EBITDA margin.  EBITDA result is defined as income before interest, taxes, depreciation, amortization, and other expense (income).  EBITDA margin is defined as EBITDA result divided by total net revenues.  The non-GAAP financial measures of EBITDA result and EBITDA margin are not a substitute for the GAAP measure of net income.  Rather, these measures are provided as additional information to complement the GAAP measure of net income by providing further understanding of the Company’s results of operations from management’s perspective.  Accordingly, they should not be considered in isolation nor as a substitute for an analysis of the Company’s financial performance or liquidity.

Company management believes that disclosure of these non-GAAP measures are an important supplemental measure of the Company’s operating performance because investors, financial analysts and other interested parties frequently use EBITDA in the evaluation of other companies in the same industry in which the Company operates.

Ms. Linda Cvrkel
United States Securities And Exchange Commission

The following presents a reconciliation of EBITDA result and EBITDA margin to consolidated net income under Mexican FRS for the periods presented in the 2011 20-F:

	Years ended December 31,
In million pesos	2009		2010		2011
Consolidated net income	Ps.	809.0	Ps.	1,986.3	Ps.	159.1
Income tax expense (benefit)		406.4		503.4		(40.5)
Comprehensive financial (income) expense, net		133.2		(122.1)		(177.6)
Other expense (income), net		65.2		95.3		68.9
Depreciation and amortization		662.6		692.6		726.1
EBITDA result	Ps.	2,076.4	Ps.	3, 155.5	Ps.	736.0
EBITDA margin		8.9%		12.8%		2.7%
Net revenues	Ps.	23,262.9	Ps.	24,715.5	Ps.	27,735.0

The Company supplementally advises the Staff that it will revise its presentation of the non-GAAP measures EBITDA result and EBITDA margin in future filings to include the required information and explanations.

Note 14. Commitments and Contingencies, page F-54

4.
We note from the disclosure in the table of contractual commitments on page 38 of the Form 20-F, that the Company’s has significant commitments for future payments under operating lease arrangements at December 31, 2011. Please revise the notes to the Company’s financial statements in future filings to include disclosure of the future minimum rental payments required as of the latest balance sheet date presented, in the aggregate and for each of the five succeeding years, for operating leases having an initial or remaining non-cancellable lease term in excess of one year. Refer to the disclosure requirements outlined in ASC 840-20-50.

Response to Comment No. 4

In response to the Staff’s comment, the Company has reviewed the disclosure requirements outlined in ASC 840-20-50 and presents below the future minimum rental payments required under its operating leases having an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2011, and for each of the five succeeding years, as follows:

	Minimum Payments Due by Year
	in millions of pesos as of December 31, 2011
Contractual Obligations	Total	2012	2013	2014	2015	2016
Operating Leases	Ps. 145.2	31.9	31.9	31.9	31.9	17.6

The Company supplementally advises the Staff that it will revise the notes to the Company’s financial statements in future filings to include similar disclosure.

Ms. Linda Cvrkel
United States Securities And Exchange Commission

Note (22) Subsequent Events
(i) Migration to International Reporting Standards (IFRS), page F-79

5.
We note from the disclosure included in Note 22 to the financial statements that in connection with the adoption of IFRS for purposes of preparing the Company’s financial statements at the transition date of January 1, 2011, the Company will use the deemed cost approach allowed by IFRS 1 by applying the fair value option for certain property, plant and equipment at December 31, 2011. Please explain why you believe it is appropriate to utilize the fair value of certain property, plant and equipment at December 31, 2011 for determining the deemed cost of such assets at January 1, 2011. Also, please tell us and explain in the notes to your financial statements how you calculated the estimated $403,563 adjustment to be made to property, plant and equipment as a result of adopting IFRS.

Response to Comment No. 5

The Company supplementally advises the Staff that it realized there is a typographical mistake in the Note 22, which currently reads: “The Company has taken the “Deemed Cost” option at the transition date by applying the fair value option for certain property, plant and equipment at December 31, 2011 according to IFRS 1”  and, it should reads: “The Company has taken the “Deemed Cost” option at the transition date by applying the fair value option for certain property, plant and equipment at December 31, 2010 according to IFRS 1”.

The estimated $403,563 adjustment to be made to property, plant and equipment as a result of adopting IFRS was calculated as follows:

The Company hired an assets appraisers company which together with the Company worked on the valuation of total fixed assets, based on market valuation, and taking in consideration the useful life for the assets as of December 31, 2010. The estimated valuation was compared with the accounting records of the Company and showed a difference of $403,563. The estimated amount was preliminary recognized at the transition date.

Note (23) Differences between Mexican Reporting Standards and United States Generally Accepted Account Principles
Business Combination – OK Industries acquisition, page F-81

6.
We note that you have presented pro forma financial information for the years ended December 31, 2010 and 2011 giving effect to the Ok Industries acquisition transaction as if it had occurred at the beginning of the comparable prior annual reporting period, in US dollars. In future filings, please revise to present such disclosures in your reporting currency rather than in US dollars.

Response to Comment No. 6

In response to the Staff’s comment, the Company presents below the pro forma financial information for the years ended December 31, 2010 and 2011 giving effect to the Ok Industries acquisition transaction as if it had occurred at the beginning of the comparable prior annual reporting period, in Mexican pesos:

Ms. Linda Cvrkel
United States Securities And Exchange Commission

	Years ended December 31
In thousands of pesos	2010 (unaudited)	2011 (unaudited)
Results of operations
Net sales	Ps. 30,070,115	Ps. 32,380,771
Operating income	1,627,235	2,668,808
Net income	743,519	1,963,182

The information above has been translated from US dollars to Mexican pesos using a yearly average exchange rate, for each year presented.

The Company supplementally advises the staff that it will revise future filings to present such pro forma disclosures, if any, in Mexican pesos rather than in US dollars.

Summary of adjustments to reconcile MexFRS and U.S. GAAP

7.
Based on the net income per basic and diluted share disclosed for 2011 of $2.11 per share it appears that the Company utilized comprehensive income for 2011 rather than net income to compute the Company’s earnings per share for US GAAP purposes. Please revise to compute net earnings per share for US GAAP purposes using the Company’s net income as determined in accordance with US GAAP rather than total comprehensive income. Refer to the guidance outlined in ASC 260-10-45.

Response to Comment No. 7

In response to the Staff’s comment, in the 2011 20-F, the Company utilized comprehensive income, which amounted to $1,264,786, to calculate net income per basic and diluted share for U.S. GAAP purposes instead of net controlling interest income, which  amounted to $1,178,588. The appropriate net income per basic and diluted share using net controlling interest income is $1.96 instead of the $2.11 reported in our 2011 20-F as set forth in the table below:

	Years ended December 31,
	2009	2010	2011
Net controlling interest income under U.S. GAAP (million)	Ps. 787.0	Ps. 1,975.0	Ps. 1,178.6
Weighted average number of shares outstanding (thousands)	600,000	600,000	600,000
Net income per basic and diluted share (pesos)	1.31	3.29	1.96

It is worth to state that the revised amount does not impact the earnings per share trend. The Company advises the Staff that it will revise future filings by using net controlling interest income when such calculation is performed.

******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel
United States Securities And Exchange Commission

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-52-461-618-3555 or our counsel, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer

cc:	Rodolfo Ramos Arvizu- Chief Executive Officer – Industrias Bachoco S.A.B. de C.V.
Antonia E. Stolper – Shearman & Sterling LLP